ExlService Holdings, Inc. has claimed confidential treatment with regard to portions of this letter pursuant to 17 C.F.R. §200.83. This filing omits confidential information (denoted by asterisks) included in an unredacted version submitted to the Division of Corporation Finance.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 3, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

ExlService Holdings, Inc. – Amendment No. 5

Registration Statement on Form S-1 (File No. 333-121001)

Ladies and Gentlemen:

On behalf of ExlService Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on December 3, 2004, and amended on January 31, 2005, April 15, 2005, July 27, 2006 and September 15, 2006.

Amendment No. 5 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Owen Pinkerton, dated September 28, 2006 (the “Comment Letter”). In addition, Amendment No. 5 also includes the price range for the offering and share split information. The price per share will be between $10 and $12 per share and in the stock split, each share of common stock will be split into two shares.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 5 and to the prospectus included therein (the “Prospectus”).

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The Company’s responses to the Staff’s comments are as follows:

Risk Factors, page 21

1.	We refer to your response to prior comment 8. Please provide us with additional information relating to the frequency of your requests for waivers from the non-competition restrictions and the frequency of obtaining waivers from Norwich Union and American Express.

Response to Comment 1

The Company respectfully requests that the following information provided in response to the Staff’s Comment 1 be treated in its entirety as nonpublic and confidential matters under the Freedom of Information Act, be maintained in confidence, not made part of any public writing and not be disclosed to any person:

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Our agreements with our largest client give it the option to assume..., page 13

2.	Please expand the risk factor to disclose the portion of historical revenues, not just pro forma revenues, generated by the facility of which Norwich Union has announced it will assume control.

Response to Comment 2

The Company has revised the Prospectus as requested. See page 13 of the Prospectus.

We may be required to pay additional taxes in connection with audits..., page 21

3.	We note the assessments by the Indian tax authorities with respect to transfer pricing and having an establishment in India. Please tell us and disclose whether the probability of loss is probable, reasonably possible

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or remote. Also, tell us the amount of loss that has been accrued, if any or paid for each contingency. For reference see paragraphs 8 and 33 through 37 of SFAS 5. In addition, please revise to include disclosure of related expected material cash outlays in MD&A.

Response to Comment 3

The Company respectfully requests that the information in brackets below provided in response to the Staff’s Comment 1 be treated in its entirety as nonpublic and confidential matters under the Freedom of Information Act, be maintained in confidence, not made part of any public writing and not be disclosed to any person:

The Company believes that, based on the advice from its Indian tax advisors, the facts underlying the Company’s position and its own experience with the assessment process followed by the Indian tax authorities, each as further described below, the probability of loss under the two tax assessments disclosed in the Prospectus is remote. The Company therefore has not accrued any losses related thereto in its consolidated financial statements pursuant to SFAS 5.

The first assessment alleges primarily that: (i) transactions between the Company and its Indian subsidiary and the Company’s US and Indian subsidiaries were not on an arms’ length basis and (ii) certain expenses claimed by the Company’s Indian subsidiary should be disallowed. The Company’s determination that the probability of a loss in this assessment is remote for SFAS 5 purposes is supported primarily by the following factors:

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The second assessment alleges primarily that one of the Company’s Indian subsidiaries constitutes the permanent establishment in India of one of the Company’s US subsidiaries. The Company’s determination that the probability of a loss in this assessment is remote for SFAS 5 purposes is supported primarily by the following factors:

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In light of the above, the Company therefore has not accrued any losses related thereto in its consolidated financial statements pursuant to SFAS 5. Under Indian tax laws, the Company was required to pay by the Indian tax authorities, and has paid, approximately 20 million Indian rupees (approximately $436,000 at the exchange rate in effect on June 30, 2006) as a deposit on the first assessment. Because the Company believes that it will ultimately prevail on its appeals of the two assessments, it has recorded the $436,000 that it was required to pay as a prepayment of taxes. Under Indian law, this amount will be refunded with interest if the Company is successful in its appeal. The Company has revised the Prospectus to disclose its determination that the probability of a loss is remote and that it has not accrued any losses related thereto in its consolidated financial statements and has disclosed related cash outlays as requested. See pages 21, 45 and 80 of the Prospectus.

4.	Notwithstanding the above comment, please tell us what consideration you gave to including this as a subsequent event in the notes to the financial statements. Also, please tell us and disclose whether the conclusions reached by the taxing authority have impacted your income tax expense recognized in periods subsequent to the period audited.

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Response to Comment 4

As indicated in response to comment 3 above, the Company believes that, based on the advice from its Indian tax advisors, the facts underlying the Company’s position and its own experience with the assessment process followed by the Indian tax authorities, the probability of loss under the two tax assessments is remote. Accordingly, the Company does not believe that disclosure of these assessments is required as a subsequent event in the notes to its financial statements. For the same reason, the assessments have not impacted the Company’s income tax expense for any period subsequent to the period audited. The Company believes however that in light of the amounts being assessed, disclosure of these assessments is necessary in the Prospectus to fully inform investors of all risks associated with investing in securities of the Company. The Company has revised the Prospectus to disclose that it does not expect any impact from these assessments on its income tax expense as requested. See page 45 of the Prospectus.

Unaudited Pro Forma Consolidated Balance Sheet Data, page 37

5.	Please revise your presentation to include a condensed balance sheet including subtotals and totals as opposed to summarized data. In addition, please reference the explanation for the adjustment to Other Current Liabilities and provide the reference on the face of the Pro Forma Balance Sheet to the adjustment for Deferred Tax Assets.

Response to Comment 5

The Company has revised the Prospectus as requested. See pages 37 and 39 of the Prospectus.

Recent Accounting Pronouncements, page 58

Response to Comment 6

6.	Related to the adoption of FIN 48, please tell us and disclose how accounting for the positions that have resulted in the assessments on page 79 would be impacted by the adoption of the Interpretation.

As indicated in response to comment 3 above, the Company believes that, based on the advice from its Indian tax advisors, its tax position, based on its technical merits, is more likely than not to be accepted upon examination by the Indian tax authorities. Therefore, the Company believes that its accounting for the assessments will not be impacted by the adoption of FIN 48 and has revised the Prospectus as requested. See page 59 of the Prospectus.

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Form of Legality Opinion

7.	Please provide us with a revised legality opinion that is not limited to only Delaware statutory law. The draft opinion is “limited to the General Corporation Law of the State of Delaware” and “is rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.” The draft opinion should be revised to include applicable judicial and regulatory determinations.

Response to Comment 7

The Company has supplementally provided the Staff, under a separate cover letter, with a revised legality opinion in which the requested change has been made.

In addition, the Company has supplementally provided the Staff, under a separate cover letter, with revised materials (the “Revised Directed Share Program Materials”) for the Company’s reserved share program (the “RSP”) to be administered by Merrill Lynch, Pierce, Fenner & Smith Incorporated). The Revised Directed Share Program Materials reflect the Company’s decision to require participants in the RSP to agree to a 25-day “lock-up” period with regard to the reserved shares.

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If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3076 or John C. Kennedy at (212) 373-3025.

Sincerely,

/s/ Valérie M. Demont

Valérie M. Demont

cc:	Amit Shashank, ExlService Holdings, Inc.
Rohit Kapoor, ExlService Holdings, Inc.
John C. Kennedy, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Janet L. Fisher, Cleary Gottlieb Steen & Hamilton LLP
Marc Silverman, Ernst & Young, LLP